DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail :

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86E   07028316

SUPPL

Heerlen (NL), 16 November 2007

DSM - Repurchase and cancellation of shares (week 46)

Royal DSM N.V. has repurchased 933,109 of its own shares in the period from 8 November 2007 up to and including 14 November 2007 at an average price of EUR 36.11. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 33.7 million.

The total number of shares repurchased under the first phase of this program to date is 4,138,096 shares for a total consideration of EUR 158.5 million.

In accordance with the cancellation process initiated on 13 September 2007, Royal DSM N.V. announces that 7,128,008 shares, bought during the second phase of the share buyback program completed during September, have been cancelled as of 13 November 2007. As a result the number of issued ordinary shares has decreased by 3.8% to 181,425,000.

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations

tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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